UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario del Pacifico Reports a Passenger Traffic Decrease In October 2025 of 0.8% Compared to 2024

GUADALAJARA, Mexico, Nov. 07, 2025 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces preliminary terminal passenger traffic figures for October 2025, compared with October 2024.

During this period, the total number of terminal passengers at GAP’s 12 Mexican airports increased by 0.7%, compared to October 2024. Guadalajara and Puerto Vallarta airports presented an increase in passenger traffic of 2.1% and 1.7%, respectively, while Tijuana, and Los Cabos airports decreased 4.2%, and 2.1%, respectively. Regarding Jamaica’s airports, Montego Bay Airport decreased by 17.6%, while Kingston declined by 13.0%, due to the impacts of Hurricane Melissa.

Domestic Terminal Passengers (in thousands):

Airport	Oct-24	Oct-25	% Change	Jan - Oct 24	Jan - Oct 25	% Change
Guadalajara	1,054.4	1,090.7	3.4%	9,834.1	10,385.9	5.6%
Tijuana*	711.8	695.8	(2.3%)	7,000.1	7,129.8	1.9%
Los Cabos	233.4	216.2	(7.4%)	2,353.2	2,386.9	1.4%
Puerto Vallarta	231.6	243.8	5.2%	2,353.2	2,598.4	10.4%
Montego Bay	0.0	0.0	N/A	0.0	0.0	N/A
Guanajuato	193.1	184.5	(4.5%)	1,738.4	1,852.7	6.6%
Hermosillo	182.3	178.7	(2.0%)	1,695.0	1,770.0	4.4%
Kingston	0.1	0.1	78.8%	2.4	1.1	(55.8%)
Morelia	53.4	65.6	22.8%	517.9	633.3	22.3%
La Paz	100.3	107.4	7.0%	980.3	1,063.3	8.5%
Mexicali	75.3	107.4	42.6%	840.3	1,036.5	23.3%
Aguascalientes	54.7	54.2	(0.9%)	521.8	537.4	3.0%
Los Mochis	52.4	57.7	10.2%	464.4	580.6	25.0%
Manzanillo	8.9	10.2	14.0%	103.3	107.8	4.3%
Total	2,951.8	3,012.2	2.0%	28,404.4	30,083.8	5.9%

International Terminal Passengers (in thousands):

Airport	Oct-24	Oct-25	% Change	Jan - Oct 24	Jan - Oct 25	% Change
Guadalajara	470.7	466.2	(1.0%)	4,823.8	4,862.4	0.8%
Tijuana*	331.6	303.6	(8.5%)	3,333.6	3,344.8	0.3%
Los Cabos	324.2	329.7	1.7%	3,813.2	3,830.2	0.4%
Puerto Vallarta	202.3	197.7	(2.3%)	3,172.8	3,017.5	(4.9%)
Montego Bay	319.2	263.0	(17.6%)	4,216.3	4,110.2	(2.5%)
Guanajuato	83.8	76.9	(8.3%)	857.4	859.0	0.2%
Hermosillo	6.9	7.3	6.0%	69.5	66.5	(4.2%)
Kingston	139.6	121.4	(13.0%)	1,464.5	1,531.1	4.6%
Morelia	52.7	61.1	16.0%	536.6	586.8	9.4%
La Paz	1.1	2.9	160.9%	9.8	28.4	189.5%
Mexicali	0.5	0.6	26.1%	6.1	6.1	1.5%
Aguascalientes	27.0	27.9	3.3%	269.1	273.6	1.7%
Los Mochis	0.6	0.6	3.6%	6.8	6.7	(0.9%)
Manzanillo	3.8	3.6	(3.4%)	69.5	76.0	9.4%
Total	1,964.0	1,862.5	(5.2%)	22,648.7	22,599.4	(0.2%)

Total Terminal Passengers (in thousands):

Airport	Oct-24	Oct-25	% Change	Jan - Oct 24	Jan - Oct 25	% Change
Guadalajara	1,525.0	1,556.9	2.1%	14,657.9	15,248.3	4.0%
Tijuana*	1,043.5	999.4	(4.2%)	10,333.7	10,474.6	1.4%
Los Cabos	557.6	546.0	(2.1%)	6,166.3	6,217.1	0.8%
Puerto Vallarta	433.9	441.4	1.7%	5,526.0	5,615.9	1.6%
Montego Bay	319.2	263.0	(17.6%)	4,216.3	4,110.2	(2.5%)
Guanajuato	277.0	261.3	(5.7%)	2,595.8	2,711.7	4.5%
Hermosillo	189.2	186.0	(1.7%)	1,764.5	1,836.5	4.1%
Kingston	139.6	121.5	(13.0%)	1,466.9	1,532.2	4.5%
Morelia	106.1	126.7	19.4%	1,054.5	1,220.1	15.7%
La Paz	101.5	110.3	8.7%	990.1	1,091.7	10.3%
Mexicali	75.7	108.0	42.5%	846.4	1,042.7	23.2%
Aguascalientes	81.8	82.1	0.5%	790.9	811.0	2.5%
Los Mochis	53.0	58.3	10.1%	471.1	587.3	24.7%
Manzanillo	12.7	13.8	8.8%	172.8	183.8	6.4%
Total	4,915.8	4,874.7	(0.8%)	51,053.1	52,683.2	3.2%

CBX users (in thousands):

Airport	Oct-24	Oct-25	% Change	Jan - Oct 24	Jan - Oct 25	% Change
Tijuana	326.2	297.9	(8.7%)	3,282.5	3,281.8	(0.0%)

Highlights for the month:

  Seats and load factors
  The seats available during October 2025 increased by 6.0%, compared to October 2024. The load factors for the month went from 86.5% in October 2024 to 80.9% in October 2025.

  Hurricane Melissa
  As part of the significant events that took place during October, it is important to highlight the impact of Hurricane Melissa in Jamaica on October 28th, which caused disruptions to airport operations across the island.

  Kingston Airport resumed commercial operations on October 30th at 7:00 a.m. (local time), after completing runway and terminal inspections.

  Montego Bay Airport, which sustained the most significant damage, resumed commercial flights on October 31st at 4:00 p.m., thanks to the immediate deployment of a specialized technical and maintenance team sent from Mexico. Additionally, in support of recovery efforts, five cargo aircraft were dispatched, transporting more than 60 tons of materials, tools, equipment, groceries, and supplies, enabling the accelerated rehabilitation of airport facilities and contributing to the recovery efforts.

  GAP reaffirms its commitment to the safety of its employees and to Jamaica’s comprehensive recovery through actions aimed at restoring airport operations safely and efficiently.

  The speed of infrastructure and hotel supply recovery will be a determining factor for the destination’s economic and tourism reactivation.

  The information presented in this report corresponds to the period from October 1st to 25th, during which both airports maintained regular operations.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali, and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the Norman Manley International Airport operation in Kingston, Jamaica, and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations, and the factors or trends affecting financial condition, liquidity, or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends, or results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Contact:

Alejandra Soto, Investor Relations and Social Responsibility Officer	asoto@aeropuertosgap.com.mx

Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx +52 33 3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: November 7, 2025	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer